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EXHIBIT 99.2

reports

Management's Report on
Internal Control Over Financial Reporting

The management of Enerplus Resources Fund is responsible for establishing and maintaining adequate internal control over financial reporting for the Fund. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2008, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Fund's internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche LLP, the Fund's Independent Registered Chartered Accountants, who also audited the Fund's Consolidated Financial Statements for the year ended December 31, 2008.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 25, 2009

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      33

Report of Independent Registered Chartered Accountants

To the Board of Directors of Enermark Inc. and
Unitholders of Enerplus Resources Fund:

We have audited the internal control over financial reporting of Enerplus Resources Fund and subsidiaries (the "Fund") as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Fund's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Fund's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Fund maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Fund and our report dated February 25, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Calgary, Canada
February 25, 2009

34      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Resources Fund (the "Fund") have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 25, 2009. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Chartered Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Chartered Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Fund.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 25, 2009

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      35

Report of Independent Registered Chartered Accountants

To the Board of Directors of Enermark Inc. and
Unitholders of Enerplus Resources Fund:

We have audited the accompanying consolidated balance sheets of Enerplus Resources Fund and subsidiaries (the "Fund") as at December 31, 2008 and 2007, and the related consolidated statements of income, accumulated deficit, comprehensive income, accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Resources Fund and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Fund's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion on the Fund's internal control over financial reporting.

Independent Registered Chartered Accountants
Calgary, Canada
February 25, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Fund's financial statements, such as the changes described in Notes 2 and 15 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors of Enermark Inc. and Unitholders of Enerplus Resources Fund, dated February 25, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
February 25, 2009

36      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

statements

Consolidated Balance Sheets

As at December 31 (CDN$ thousands)	2008	2007

Assets
Current assets
Cash	$6,922	$1,702
Accounts receivable	163,152	145,602
Deferred financial assets (Note 12)	121,281	10,157
Future income taxes (Note 11)	–	10,807
Other current	3,783	6,373

	295,138	174,641
Property, plant and equipment (Note 3)	5,246,998	3,872,818
Goodwill (Note 1(f))	634,023	195,112
Deferred financial assets (Note 12)	6,857	–
Other assets	47,116	60,559

	$6,230,132	$4,303,130

Liabilities
Current liabilities
Accounts payable	$272,818	$269,375
Distributions payable to unitholders	41,397	54,522
Future income taxes (Note 11)	30,198	–
Deferred financial credits (Note 12)	–	52,488

	344,413	376,385

Long-term debt (Note 7)	664,343	726,677
Deferred financial credits (Note 12)	26,392	90,090
Future income taxes (Note 11)	648,821	304,259
Asset retirement obligations (Note 4)	207,420	165,719

	1,546,976	1,286,745

Equity
Unitholders' capital (Note 10)
Trust Units and Trust Units Equivalent
Authorized: Unlimited
Issued and Outstanding: 2008 – 165,590,240
2007 – 129,81 3,445	5,471,336	4,032,680
Accumulated deficit	(1,181,199)	(1,283,953)
Accumulated other comprehensive income (Notes 1(i) and (j))	48,606	(108,727)

	(1,132,593)	(1,392,680)
	4,338,743	2,640,000

	$6,230,132	$4,303,130

Signed on behalf of the Board of Directors:

Douglas R. Martin Director	Robert B. Hodgins Director

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      37

Consolidated Statements of Accumulated Deficit

For the year ended December 31 (CDN$ thousands)	2008	2007

Accumulated income, beginning of year	$2,286,927	$1,952,960
Adjustment for adoption of financial instruments standards	–	(5,724)

Revised Accumulated income, beginning of year	2,286,927	1,947,236
Net income	888,892	339,691

Accumulated income, end of year	3,175,819	2,286,927
Accumulated cash distributions, beginning of year	(3,570,880)	(2,924,045)
Cash distributions	(786,138)	(646,835)

Accumulated cash distributions, end of year	(4,357,018)	(3,570,880)

Accumulated deficit, end of year	$(1,181,199)	$(1,283,953)

Consolidated Statements of Accumulated Other Comprehensive Income

For the year ended December 31 (CDN$ thousands)	2008	2007

Balance, beginning of year	$(108,727)	$(8,979)
Transition adjustments:
Cash flow hedges	–	660
Available for sale marketable securities	–	14,252
Other comprehensive (loss)/income	157,333	(114,660)

Balance, end of year	$48,606	$(108,727)

38      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

Consolidated Statements of Income

For the year ended December 31 (CDN$ thousands except per trust unit amounts)	2008	2007

Revenues
Oil and gas sales	$2,331,884	$1,539,153
Royalties	(429,943)	(285,148)
Commodity derivative instruments (Note 12)	66,434	(52,841)
Other income (Note 12)	8,464	14,991

	1,976,839	1,216,155

Expenses
Operating	332,622	274,150
General and administrative	65,667	67,921
Transportation	27,650	22,098
Interest (Note 8)	24,224	33,627
Foreign exchange (Note 9)	25,852	(7,071)
Depletion, depreciation, amortization and accretion	640,440	463,718

	1,116,455	854,443

Income before taxes	860,384	361,712
Current taxes	22,722	23,011
Future income tax recovery (Note 11)	(51,230)	(990)

Net Income	$888,892	$339,691

Net income per trust unit
Basic	$5.54	$2.66
Diluted	$5.53	$2.66

Weighted average number of trust units outstanding (thousands)
Basic	160,589	127,691
Diluted	160,640	127,752

Consolidated Statements of Comprehensive Income

For the year ended December 31 (CDN$ thousands)	2008	2007

Net income	$888,892	$339,691

Other comprehensive (loss)/income, net of tax:
Unrealized gain on marketable securities	2,578	629
Realized gains on marketable securities included in net income (Note 12 (b))	(6,158)	(11,302)
Gains and losses on derivatives designated as hedges in prior periods included in net income	74	(733)
Change in cumulative translation adjustment	160,839	(103,254)

Other comprehensive (loss)/income	157,333	(114,660)

Comprehensive income	$1,046,225	$225,031

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      39

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	2008	2007

Operating Activities
Net income	$888,892	$339,691
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	640,440	463,718
Change in fair value of derivative instruments (Note 12)	(240,085)	91,852
Unit based compensation (Note 10 (d))	6,996	8,435
Foreign exchange on translation of senior notes (Note 9)	54,792	(41,182)
Future income tax (Note 11)	(51,230)	(990)
Impairment of marketable securities	10,000	–
Amortization of senior notes premium	(668)	(631)
Reclassification adjustments from AOCI to net income and other	92	(865)
Gain on sale of marketable securities (Note 12)	(8,263)	(14,055)
Asset retirement obligations settled (Note 4)	(18,308)	(16,280)

	1,282,658	829,693
Decrease/(Increase) in non-cash operating working capital	(19,876)	38,855

Cash flow from operating activities	1,262,782	868,548

Financing Activities
Issue of trust units, net of issue costs (Note 10)	70,516	256,369
Cash distributions to unitholders	(786,138)	(646,835)
(Decrease)/Increase in bank credit facilities (Note 7)	(447,371)	148,827
Decrease in non-cash financing working capital	(13,125)	2,799

Cash flow from financing activities	(1,176,118)	(238,840)

Investing Activities
Capital expenditures	(588,337)	(393,655)
Property acquisitions (Note 6)	(15,306)	(226,480)
Property dispositions (Note 6)	504,859	2,947
Proceeds on sale of marketable securities	18,320	16,467
Purchase of investments	(7,150)	(2,927)
Increase in non-cash investing working capital	(1,618)	(21,046)

Cash flow from investing activities	(89,232)	(624,694)

Effect of exchange rate changes on cash	7,788	(3,436)

Change in cash	5,220	1,578
Cash, beginning of year	1,702	124

Cash, end of year	$6,922	$1,702

Supplementary Cash Flow Information
Cash income taxes paid	$73,914	$17,431
Cash interest paid	$42,695	$42,861

40      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

notes

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Enerplus Resources Fund ("Enerplus" or the "Fund") prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation between Canadian GAAP and United States of America GAAP ("U.S. GAAP") is disclosed in Note 15. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a) Organization and Basis of Accounting

The Fund is an open-end investment trust created under the laws of the Province of Alberta operating pursuant to the Amended and Restated Trust Indenture between EnerMark Inc. (the Fund's wholly-owned subsidiary), Enerplus Resources Corporation ("ERC") and Computershare Trust Company of Canada. The beneficiaries of the Fund (the "unitholders") are holders of the trust units issued by the Fund. As a trust under the Income Tax Act (Canada), Enerplus is limited to holding and administering permitted investments and making distributions to the unitholders.

The Fund's financial statements include the accounts of the Fund and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated. Many of the Fund's production activities are conducted through joint ventures and the financial statements reflect only the Fund's proportionate interest in such activities.

(b) Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Fund to its customers based on price, volumes delivered and contractual delivery points. A portion of the properties acquired through the March 5, 2003 acquisition of PCC Energy Inc. and PCC Energy Corp. are subject to a royalty arrangement, with a private company, that is structured as a net profits interest. The results from operations included in the Fund's consolidated financial statements for these properties are reduced for this net profits interest.

(c) Property, Plant and Equipment ("PP&E")

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized on a country by country cost centre basis. Such costs include land acquisition, geological, geophysical, drilling costs for productive and non-productive wells, facilities and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      41

(d) Impairment Test

A limit is placed on the aggregate carrying value of PP&E (the "impairment test"). The Fund performs an impairment test on a country by country basis. An impairment loss exists when the carrying amount of the country's PP&E exceeds the estimated undiscounted future net cash flows associated with the country's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the country's proved and probable reserves are charged to income. Net costs related to projects in the pre-commercial phase of development are excluded from the country by country impairment test and are tested for impairment separately.

(e) Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas assets is calculated on a country by country basis using the unit-of-production method, based on the country's share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf = 1 bbl, reflecting the approximate relative energy content.

(f) Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair values of the Canadian and U.S. reporting units are compared to their respective book values. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities as if they had been acquired in a business combination for a purchase price equal to their fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

(g) Asset Retirement Obligations

The Fund recognizes as a liability the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. The Fund estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized due to settlements approximating the estimates.

(h) Income Taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on Canadian income that is not distributed or distributable to the Fund's unitholders. In the Trust structure, payments made between the Canadian operating entities and the Fund ultimately transfers both income and future income tax liability to the unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered over time through these payments. As the Canadian operating entities transfer all of their Canadian taxable income to the Fund, no provision for current Canadian income tax has been made by any Canadian operating entity.

Effective January 1, 2011, the Fund will be subject to a 29.5% SIFT (specified investment flow-through) tax on Canadian income that has not been subject to a Canadian corporate income tax in the Canadian operating entities. Therefore, the future tax liability associated with Canadian assets recorded on the balance sheet as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes will be accrued for at that time to the extent that there is taxable income in the Trust or its underlying operating entities.

The U.S. operating entity is subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations. Repatriation of funds from U.S. operations will also be subject to applicable withholding taxes as required under U.S. tax law.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the

42      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in these income tax rates on future income tax liabilities and assets is recognized in income during the period that the change occurs.

(i) Financial Instruments

The Fund is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Fund to reduce its exposure to these risks. The Fund records its derivative instruments on the Consolidated Balance Sheet at fair value and recognizes any change in fair value through net income during the period. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be received or paid to settle these instruments at the balance sheet date.

The Fund has certain minor equity investments in entities involved in the oil and gas industry. Investments that have a quoted price in an active market are measured at fair value with changes in fair value recognized in other comprehensive income. When the investment is ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed. Investments that do not have a quoted price in an active market are measured at cost unless there has been any other than temporary impairment, in which case a charge is recognized in net income to record the loss in value.

(j) Foreign Currency Translation

The Fund's U.S. operations are self-sustaining. Assets and liabilities of these operations are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the cumulative translation adjustment ("CTA") which is part of accumulated other comprehensive income ("AOCI").

Other monetary assets and liabilities, not related to the Fund's U.S. operations, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. The other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expenses are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

(k) Unit Based Compensation

The Fund uses the fair value method of accounting for the trust unit rights incentive plan. Under this method, the fair value of the rights is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

2. CHANGES IN ACCOUNTING POLICIES

Current Year Accounting Changes

Effective January 1, 2008, the Fund adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

(a) Capital Disclosures

Section 1535 establishes standards for disclosing information regarding an entity's capital and how it is managed.

(b) Financial Instruments – Disclosures, Financial Instruments – Presentation

Sections 3862 and 3863 establish standards for enhancing financial statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.

These standards were adopted prospectively.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      43

Future Accounting Changes

(a) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new Section will be effective on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Fund is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its Consolidated Financial Statements.

(b) Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS")

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (IFRS) by 2011 for public reporting entities. On February 13, 2008 the AcSB confirmed that IFRS will be required for public companies beginning January 1, 2011.

3. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	2008	2007

Property, plant and equipment	$8,497,206	$6,429,241
Accumulated depletion, depreciation and accretion	(3,250,208)	(2,556,423)

Net property, plant and equipment	$5,246,998	$3,872,818

Capitalized general and administrative ("G&A") expenses for 2008 of $21,766,000 (2007 – $17,185,000) are included in PP&E. The depletion and depreciation calculation includes future capital costs of $773,371,000 (2007 – $521,650,000) as indicated in our reserve reports. Excluded from PP&E for the depletion and depreciation calculation is $257,608,000 (2007 – $321,801,000) related to the Kirby oil sands project ("Kirby") which has not yet commenced commercial production. The 2007 amount included costs related to the Joslyn oil sands project which was sold in July, 2008.

An impairment test calculation was performed on a country by country basis on the PP&E values at December 31, 2008 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Fund's PP&E.

The following table outlines estimated benchmark prices and the exchange rate used in the impairment tests for both Canadian and U.S. cost centers at December 31, 2008:

Year	WTI Crude Oil	(1)	Exchange Rate	Edm Light Crude	(1)	Natural Gas 30 day spot @ AECO (1)

	US$/bbl		CDN$/US$	CDN$/bbl		CDN$/Mcf
2009	$53.73		$0.80	$65.35		$6.82
2010	63.41		0.85	72.78		7.56
2011	69.53		0.85	79.95		7.84
2012	79.59		0.90	86.57		8.38
2013	92.01		0.95	94.97		9.20
Thereafter*	+2% yr		0.95	+2% yr		+2% yr

(1)
Prices used in the impairment test were adjusted for commodity price differentials specific to the Fund.
*
Escalation varies after 2013.

44      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

4. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Fund's net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The Fund has estimated the net present value of its total asset retirement obligations to be $207,420,000 at December 31, 2008 compared to $165,719,000 at December 31, 2007 based on a total undiscounted liability of $644,423,000 and $542,781,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2039 and 2048. To calculate the present value of the asset retirement obligations for 2008 the Fund used a weighted credit-adjusted rate of approximately 6.1% and an inflation rate of 2.0%, (2007 – 6.1% and 2.0%). Settlements during 2008 and 2007 approximated our estimates and as a result no gains or losses were recognized.

Following is a reconciliation of the asset retirement obligations:

($ thousands)	2008	2007

Asset retirement obligations, beginning of year	$165,719	$123,619
Corporate acquisition	36,784	–
Changes in estimates	4,087	46,000
Acquisition and development activity	7,394	6,441
Dispositions	(110)	(756)
Asset retirement obligations settled	(18,308)	(16,280)
Accretion expense	11,854	6,695

Asset retirement obligations, end of year	$207,420	$165,719

5. CORPORATE ACQUISITIONS

Focus Energy Trust

On February 13, 2008 Enerplus closed the acquisition of Focus Energy Trust ("Focus"). Under the plan of arrangement, Focus unitholders received 0.425 of an Enerplus trust unit for each Focus trust unit and Focus Exchangeable Limited Partnership Units became exchangeable into Enerplus trust units at the option of the holder on the basis of 0.425 of an Enerplus trust unit for each Focus Exchangeable Limited Partnership Unit. Total consideration was $1,366,494,000 consisting of 30,150,000 trust units issued, 9,087,000 exchangeable limited partnership units assumed (convertible into 3,861,833 trust units) and transaction costs of $5,350,000. The Fund also assumed bank debt plus an estimated working capital deficit including certain transaction costs paid by Focus of $357,305,000.

The acquisition has been accounted for using the purchase method of accounting and results from the operations of Focus from February 13, 2008 onward have been included in the Fund's consolidated financial statements. The allocation of the consideration paid to the fair value of the assets acquired and liabilities assumed plus future income tax cost is summarized below:

Net Assets Acquired ($ thousands)

Property, plant and equipment	$1,757,520
Other assets	4,566
Goodwill	403,588
Working capital deficit	(26,393)
Deferred financial credits	(5,919)
Long-term debt	(330,912)
Asset retirement obligations	(36,784)
Future income taxes	(399,172)

Total net assets acquired	$1,366,494

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      45

Consideration paid ($ thousands)

Trust units issued(1)	$1,206,593
Exchangeable limited partnership units assumed(1)	154,551
Transaction costs	5,350

Total consideration paid	$1,366,494

(1)
Recorded based on a fair value of $40.02 per trust unit.

6. PROPERTY ACQUISITIONS AND DISPOSITIONS

Joslyn Oil Sands Interest

On July 31, 2008 the Fund disposed of its interest in the Joslyn oil sands project for net cash proceeds of $502,000,000.

Kirby Oil Sands Project

On April 10, 2007 the Fund acquired a 90% interest in Kirby for total consideration of $182,800,000, consisting of $128,050,000 in cash and the issuance of 1,104,945 trust units at a price of $49.55 per unit ($54,750,000 of equity). On June 22, 2007 the Fund acquired the remaining 10% interest in Kirby for cash consideration of $20,276,000. The acquisition of Kirby has been accounted for as an asset acquisition pursuant to the guidance in the Emerging Issues Committee Abstract 124.

7. LONG-TERM DEBT

($ thousands)	2008	2007

Bank credit facilities (a)	$380,888	$497,347
Senior notes (b)
US$175 million (issued June 19, 2002)	217,327	175,973
US$54 million (issued October 1, 2003)	66,128	53,357

Total long-term debt	$664,343	$726,677

(a) Unsecured Bank Credit Facility

Enerplus has a $1.4 billion unsecured covenant based facility ($1.0 billion at December 31, 2007) that matures November 18, 2010. The facility is extendible each year with a bullet payment required at maturity. At December 31, 2008 Enerplus had available credit of $1,019,112,000. Various borrowing options are available under the facility including prime based advances and bankers' acceptances. This facility carries floating interest rates that are expected to range between 55 and 110 basis points over bankers' acceptance rates, depending on Enerplus' ratio of senior debt to earnings before interest, taxes and non-cash items. The weighted average effective interest rate on the facility for the year ended December 31, 2008 was 3.8% (2007 – 5.1%).

(b) Senior Unsecured Notes

On June 19, 2002 Enerplus issued US$175,000,000 senior unsecured notes that mature June 19, 2014. The notes have a coupon rate of 6.62% priced at par, with interest paid semi-annually on June 19 and December 19 of each year. Principal payments are required in five equal installments beginning June 19, 2010 and ending June 19, 2014. Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a cross currency interest rate swap ("CCIRS") with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%.

On October 1, 2003, when the CDN/US dollar exchange rate was 0.74, Enerplus issued US$54,000,000 senior unsecured notes that mature October 1, 2015. The notes have a coupon rate of 5.46% priced at par with interest paid semi-annually on April 1 and October 1 of each year. Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015. The notes are translated into Canadian dollars using the period end foreign exchange rate. In September 2007 Enerplus entered into foreign exchange

46      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

swaps that effectively fix the five principal payments on the US$54,000,000 senior unsecured notes at a CDN/US exchange rate of 0.98 or CDN$55,080,000.

On January 1, 2007 in conjunction with the adoption of CICA Sections 3855 and 3865, the Fund elected to stop designating the CCIRS as a fair value hedge on the US$175,000,000 senior notes. As a result, the Fund recorded the senior notes at their fair value of US$178,681,000. The premium amount of US$3,681,000, representing the difference between the January 1, 2007 fair value and the face amount of the senior notes, will be amortized to net income over the remaining term of the notes using the effective interest method. The effective interest rate over the remaining term of the senior notes is 6.16%. The senior notes are carried at amortized cost and are translated into Canadian dollars using the period end foreign exchange rate. At December 31, 2008 the amortized cost of the US$175,000,000 senior notes was US$177,467,000.

The bank credit facility and the senior notes (the "Combined Facilities") are the legal obligation of EnerMark Inc. and are guaranteed by its subsidiaries. Payments with respect to the Combined Facilities have priority over payments to the Fund and over claims of and future distributions to the unitholders however, unitholders have no direct liability beyond their equity investment should cash flow be insufficient to repay the Combined Facilities.

8. INTEREST EXPENSE

($ thousands)	2008	2007

Realized
Interest on long-term debt	$42,626	$41,934
Unrealized
Gain on cross currency interest rate swap	(27,559)	(7,340)
Loss/(gain) on interest rate swaps	9,825	(447)
Amortization of the premium on senior unsecured notes	(668)	(631)
Other	–	111

Interest Expense	$24,224	$33,627

9. FOREIGN EXCHANGE

($ thousands)	2008	2007

Realized
Foreign exchange loss	$23,881	$1,909
Unrealized
Foreign exchange loss/(gain) on translation of U.S. dollar denominated senior notes	54,792	(41,182)
Foreign exchange (gain)/loss on cross currency interest rate swap	(45,539)	31,777
Foreign exchange (gain)/loss on foreign exchange swaps	(7,282)	425

Foreign exchange loss/(gain)	$25,852	$(7,071)

The US$54,000,000 and US$175,000,000 senior unsecured notes are exposed to foreign currency fluctuations and are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in the determination of net income for the period.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      47

10. UNITHOLDERS' CAPITAL

Unitholders' capital as presented on the Consolidated Balance Sheets consists of trust unit capital, exchangeable partnership unit capital and contributed surplus.

Unitholders' capital ($ thousands)	2008	2007

Trust units	$5,328,629	$4,020,228
Exchangeable limited partnership units	123,107	–
Contributed surplus	19,600	12,452

Balance, end of year	$5,471,336	$4,032,680

(a) Trust Units

Authorized: Unlimited number of trust units

(thousands)	2008		2007
Issued:	Units	Amount	Units	Amount

Balance before Contributed Surplus, beginning of year	129,813	$4,020,228	123,151	$3,706,821
Issued for cash:
Pursuant to public offerings	–	–	4,250	199,558
Pursuant to rights incentive plan	210	6,755	205	6,758
Cancelled trust units	(116)	(3,794)	–	–
Exchangeable limited partnership units exchanged	786	31,444	–	–
Trust unit rights incentive plan (non-cash) – exercised	–	3,642	–	2,288
DRIP*, net of redemptions	1,671	63,761	1,102	50,053
Issued for acquisition of corporate and property interests (non-cash)	30,150	1,206,593	1,105	54,750

	162,514	5,328,629	129,813	4,020,228
Equivalent exchangeable partnership units	3,076	123,107	–	–

Balance, end of year	165,590	$5,451,736	129,813	$4,020,228

*
Distribution Reinvestment and Unit Purchase Plan.

On February 13, 2008 the Fund issued 30,150,000 trust units pursuant to the Focus acquisition valued at $40.02 per trust unit, being the weighted average trading price of the Fund's units on the Toronto Stock Exchange during the five day trading period surrounding the announcement date of December 3, 2007, for a recorded value of $1,206,593,000.

On April 10, 2007 the Fund closed an equity offering of 4,250,000 trust units at a price of $49.55 per unit for gross proceeds of $210,588,000 ($199,558,000 net of issuance costs).

In conjunction with the acquisition of Kirby on April 10, 2007, the Fund issued 1,105,000 trust units at a price of $49.55 per unit for gross proceeds of $54,750,000.

Pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan ("DRIP"), Canadian unitholders are entitled to reinvest cash distributions in additional trust units of the Fund. Trust units are issued at 95% of the weighted average market price on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date without service charges or brokerage fees. Eligible unitholders are also entitled to make optional cash payments to acquire additional trust units; however, the 5% discount does not apply.

Trust units are redeemable by unitholders at approximately 85% of the current market price. Redemptions are limited to $500,000 during any rolling two calendar months. Redemption requests in excess of $500,000 can be paid using investments of the Fund or a non-interest bearing instrument.

48      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

(b) Exchangeable Limited Partnership Units

In conjunction with the Focus acquisition 9,087,000 Exchangeable Limited Partnership Units issued by Focus Limited Partnership (since renamed Enerplus Exchangeable Limited Partnership) became exchangeable into Enerplus trust units at a ratio of 0.425 of an Enerplus trust unit for each limited partnership unit (3,862,000 trust units). The exchangeable limited partnership units are convertible at any time into trust units at the option of the holder and receive cash distributions and have voting rights in accordance with the 0.425 exchange ratio. The Board of Directors may redeem the exchangeable limited partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date. The exchangeable limited partnership units are not listed on any stock exchange and are not transferable. The exchangeable limited partnership units were recorded at fair value, based on Enerplus' five day weighted average trust unit trading price surrounding the December 3, 2007 announcement date of $40.02 multiplied by the 0.425 exchange ratio.

During the period February 13, 2008 to December 31, 2008, 1,849,000 exchangeable limited partnership units were converted into 786,000 trust units. As at December 31, 2008, the 7,238,000 outstanding exchangeable limited partnership units represent the equivalent of 3,076,000 trust units.

(thousands)	2008		2007
Issued:	Units	Amount	Units	Amount

Assumed on February 13, 2008	9,087	$154,551	–	$–
Exchanged for trust units	(1,849)	(31,444)	–	–

Balance, end of period	7,238	$123,107	–	$–

(c) Contributed Surplus

Contributed surplus ($ thousands)	2008	2007

Balance, beginning of year	$12,452	$6,305
Trust unit rights incentive plan (non-cash) – exercised	(3,642)	(2,288)
Trust unit rights incentive plan (non-cash) – expensed	6,996	8,435
Cancelled trust units	3,794	–

Balance, end of year	$19,600	$12,452

(d) Trust Unit Rights Incentive Plan

As at December 31, 2008 a total of 4,001,000 rights issued pursuant to the Trust Unit Rights Incentive Plan ("Rights Incentive Plan") were outstanding at an average exercise price of $45.05. This represents 2.4% of the total trust units outstanding, of which 2,024,000 rights, with an average exercise price of $46.44, were exercisable. Under the Rights Incentive Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the year ended December 31, 2008 reduced the exercise price of the outstanding rights by $1.65 per trust unit of which a $0.59 reduction is effective January 2009 and a $0.22 reduction is effective April 2009. Plan members have the choice to exercise rights using the original exercise price or a reduced strike price. In certain circumstances, it may be more advantageous to use the original exercise price as it could effectively result in higher after tax proceeds for the plan member.

The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

	2008	2007

Dividend yield	12.09%	10.37%
Volatility	27.12%	26.35%
Risk-free interest rate	2.90%	4.41%
Forfeiture rate	7.30%	6.20%
Right's exercise price reduction	$1.91	$1.75

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      49

The fair value of the rights granted under the plan during 2008 and 2007 ranged between 9% and 12% of the underlying market price of a trust unit on the grant date.

During the year the Fund expensed $6,996,000 or $0.04 per unit (2007 – $8,435,000 or $0.07 per unit) of unit based compensation expense using the fair value method. The remaining future fair value of the rights of $4,678,000 at December 31, 2008 (2007 – $6,195,000) will be recognized in earnings over the vesting period of the rights. Activity for the rights issued pursuant to the Rights Incentive Plan is as follows:

	2008		2007
	Number of Rights (000's )	Weighted Average Exercise Price (1)	Number of Rights (000's )	Weighted Average Exercise Price (1)

Trust unit rights outstanding
Beginning of year	3,404	$47.59	3,079	$48.53
Granted	1,403	42.00	816	48.71
Exercised	(210)	32.22	(205)	32.90
Forfeited and expired	(596)	44.94	(286)	50.74

End of year	4,001	$45.05	3,404	$47.59

Rights exercisable at the end of the year	2,024	$46.44	1,635	$44.84

(1)
Exercise price reflects grant prices less reduction in strike price discussed above.

The following table summarizes information with respect to outstanding rights as at December 31, 2008. Rights vest between one and three years and expire between four and six years.

Rights Outstanding at December 31, 2008 (000's)	Original Exercise Price	Exercise Price after Price Reductions	Expiry Date December 31	Rights Exercisable at December 31, 2008 (000's)

4	$33.00	$23.85	2009	4
2	36.00	27.23	2009	2
57	37.62	29.24	2009	57
3	40.70	32.71	2009 - 2010	3
17	37.25	29.63	2009 - 2010	17
21	38.83	31.61	2009 - 2010	21
231	40.80	33.93	2009 - 2010	231
37	45.55	39.00	2009 - 2011	37
62	44.86	38.66	2009 - 2011	62
74	49.75	43.95	2009 - 2011	74
499	56.93	51.54	2009 - 2011	499
98	56.55	51.64	2010 - 2012	74
352	54.21	49.80	2010 - 2012	254
211	56.00	52.10	2010 - 2012	166
400	52.90	49.51	2010 - 2012	283
133	48.86	45.97	2011 - 2013	55
394	50.25	47.87	2011 - 2013	138
124	45.14	43.27	2011 - 2013	43
13	38.70	37.35	2011 - 2013	4
1,142	42.05	41.21	2012 - 2014	–
73	47.19	46.78	2012 - 2014	–
35	38.76	38.76	2012 - 2014	–
19	23.58	23.58	2012 - 2014	–

4,001	$48.28	$45.05		2,024

50      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

(e) Basic and Diluted per Trust Unit Calculations

Basic per-unit calculations are calculated using the weighted average number of trust units and exchangeable limited partnership units (converted at the 0.425 exchange ratio) outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Incentive Plan.

Net income per trust unit has been determined based on the following:

(thousands)	2008	2007

Weighted average units	160,589	127,691
Dilutive impact of rights	51	61

Diluted trust units	160,640	127,752

In 2008 we excluded 837,961 rights because their exercise price was greater than the annual average unit market price of $38.49. In 2007 we excluded 222,347 rights because their exercise price was greater than the annual average unit market price of $47.11.

(f) Performance Trust Unit Plan

In 2007 the Board of Directors, upon recommendation of the Compensation Committee, approved new Performance Trust Unit ("PTU") plans for executives and employees. These plans will result in employees and officers receiving cash compensation in relation to the value of a specified number of underlying notional trust units. The number of notional trust units awarded is variable to individuals and they vest at the end of three years.

Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus notional accrued distributions. The value determined upon vesting of the PTU Plans is dependent upon the performance of the Fund compared to its peers over the three year period. The level of performance within the peer group then determines a performance multiplier.

For the year ended December 31, 2008 the Fund recorded compensation costs of $8,448,000 (2007 – $1,934,000) under the plan which are included in general and administrative expenses.

During 2008 282,000 PTU's were granted and at December 31, 2008 there were 410,000 performance trust units outstanding.

11. INCOME TAXES

The Fund is an inter-vivos trust for income tax purposes. As such, the Fund's income that is not allocated to the Fund's unitholders is taxable. The Fund intends to allocate all income to unitholders.

For 2008, the Fund had taxable income of $763,000,000 (2007 – $632,000,000) or $4.81 per trust unit (2007 – $4.92 per trust unit). Taxable income of the Fund is comprised of dividend, royalty, interest and partnership income, less deductions for Canadian oil and gas property expense ("COGPE") and trust unit issue costs.

There were no dividend income and COGPE deductions for 2008. The amounts of COGPE and issue costs in the fund remaining as at December 31, 2008 are $466,700,000 and $17,185,000 respectively.

Canadian Government's Tax on Income Trusts

In 2007, the Canadian Federal government enacted tax legislation which imposed a tax at a rate equivalent to the corporate tax rate on publicly traded trusts in Canada effective January 1, 2011.

In 2008, the Canadian Federal government introduced draft tax legislation that would have allowed for the conversion of a SIFT into a corporation on a Canadian tax deferred basis; defined the provincial tax component of the SIFT tax; and accelerated the recognition of the "Safe Harbour" limit. None of the above draft legislations were enacted prior to the prorogation of Parliament in December 2008. Therefore, all bills containing the draft legislation lapsed in 2008.

Subsequent to the year end, the Canadian Federal government has introduced draft tax legislation which includes the above mentioned measures as part of Canada's Economic Action Plan.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      51

We continue to evaluate alternatives to our income trust structure beyond 2010. We are currently hesitant to make structural changes as we believe that the exemption period until 2011 has value for our unitholders. While we are keeping our options open, we will most likely convert into a dividend paying corporation prior to the end of 2010.

The future income tax liability on the balance sheet arises as a result of the following temporary differences:

($ thousands)	Canadian	Foreign	2008 Total

Excess of net book value of property, plant and equipment over the underlying tax bases	$479,753	$200,837	$680,590
Asset retirement obligations	(53,057)	–	(53,057)
Deferred financial assets and other	51,218	268	51,486

Future income taxes	$477,914	$201,105	$679,019

Current future income tax liability	$30,198	$–	$30,198
Long-term future income tax liability	$447,716	$201,105	$648,821

($ thousands)	Canadian	Foreign	2007 Total

Excess of net book value of property, plant and equipment over the underlying tax bases	$176,962	$194,393	$371,355
Asset retirement obligations	(41,669)	–	(41,669)
Other	(2,825)	(33,409)	(36,234)

Future income taxes	$132,468	$160,984	$293,452

Current future income tax asset	$(10,807)	$–	$(10,807)
Long-term future income tax liability	$143,275	$160,984	$304,259

The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ thousands)	2008	2007

Income before taxes	$860,384	$361,712

Computed income tax expense at the enacted rate of 29.94% (32.41% for 2007)	$257,599	$117,231
Increase/(decrease) resulting from:
Net income attributed to the Fund	(213,871)	(162,016)
Recognition of previously unrecognized pools	(13,405)	–
Non-taxable portion of (gains)/losses	(45,495)	–
Amended returns and pool balances	(7,464)	5,150
Change in tax rate	(2,700)	(22,640)
SIFT Tax	–	78,110
Other	(3,172)	6,186

	$(28,508)	$22,021

Future income tax recovery	$(51,230)	$(990)
Current tax	$22,722	$23,011

52      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

The breakdown of our current and future income tax balances between our Canadian and Foreign operations is as follows:

For the year ended December 31, 2008 ($ thousands)	Canadian	Foreign	Total

Future income tax (recovery)/expense	$(52,706)	$1,476	$(51,230)
Current income tax (recovery)/expense	(25,069)	47,791	22,722

For the year ended December 31, 2007 ($ thousands)	Canadian	Foreign	Total

Future income tax (recovery)/expense	$(8,183)	$7,193	$(990)
Current income tax	–	23,011	23,011

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair Value of Financial Instruments

As a result of the adoption of the new financial instrument and hedging accounting standards on January 1, 2007, certain financial instruments are now measured and reported on the balance sheet at fair value which were previously reported at amortized cost.

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we would use the closing price of the most recent transaction for that instrument. In the absence of an active market, we determine fair values based on prevailing market rates for instruments with similar characteristics, considering credit risk. Fair values may also be determined based on internal and external valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

(b) Carrying Value and Fair Value of Non-Derivative Financial Instruments

i. Cash

Cash is classified as held-for-trading and is reported at fair value.

ii. Accounts Receivable

Accounts receivable are classified as loans and receivables which are reported at amortized cost. At December 31, 2008 the carrying value of accounts receivable approximated their fair value.

iii. Marketable Securities

Marketable securities with a quoted market price in an active market are classified as available-for-sale and are reported at fair value, with changes in fair value recorded in other comprehensive income. During the first quarter of 2008 the Fund recorded an unrealized gain on certain publicly traded marketable securities of $3,645,000 ($2,578,000 net of tax) which was recorded in accumulated other comprehensive income. These marketable securities were then sold, which resulted in a gain of $8,263,000 ($6,158,000 net of tax) being reclassified from accumulated other comprehensive income to other income on the Consolidated Statement of Income. During the first quarter of 2007 the Fund disposed of certain marketable securities which resulted in a gain of $14,055,000 ($11,302,000 net of tax) which was also reclassified from accumulated other comprehensive income to other income on the Consolidated Statement of Income.

As at December 31, 2008 the Fund did not hold any investments in publicly traded marketable securities. As at December 31, 2007 the Fund reported investments in publicly traded marketable securities at a fair value of $14,676,000.

Marketable securities without a quoted market price in an active market are reported at cost unless an other than temporary impairment exists. In the fourth quarter of 2008 the Fund reduced the carrying value of an investment in a private company to nil resulting in a charge of $10,000,000 to the income statement. As at December 31, 2008 the Fund reported investments in marketable securities of private companies at a cost of $47,116,000 (December 31, 2007 – $45,400,000) in other assets on the Consolidated Balance Sheet. Realized gains and losses on marketable securities are included in other income.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      53

iv. Accounts Payable & Distributions Payable to Unitholders

Accounts payable as well as distributions payable to unitholders are classified as other liabilities and are reported at amortized cost. At December 31, 2008 the carrying value of these accounts approximated their fair value.

v. Long-term Debt

Bank Credit Facilities

The bank credit facilities are classified as other liabilities and are reported at cost. At December 31, 2008 the carrying value of the bank credit facility approximated its fair value.

US$175 million senior notes

The US$175,000,000 senior notes, which are classified as other liabilities, are reported at amortized cost of US$177,467,000 and are translated to Canadian dollars at the period end exchange rate. At December 31, 2008 the Canadian dollar amortized cost of the senior notes was approximately $217,327,000 and the fair value of these notes was $205,942,000.

US$54 million senior notes

The US$54,000,000 senior notes, which are classified as other liabilities, are reported at their amortized cost of US$54,000,000 and are translated into Canadian dollars at the period end exchange rate. At December 31, 2008 the Canadian dollar amortized cost of the senior notes was approximately $66,128,000 and the fair value of these notes was $60,485,000.

c) Fair Value of Derivative Financial Instruments

The Fund's derivative financial instruments are classified as held for trading and are reported at fair value with changes in fair value recorded through earnings. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At December 31, 2008 a current deferred financial asset of $121,281,000, a non-current deferred financial asset of $6,857,000 and a non-current deferred financial credit of $26,392,000 are recorded on the consolidated balance sheet.

The deferred financial asset relating to crude oil instruments of $96,641,000 at December 31, 2008 represents a gain position of $117,428,000 less the related deferred premiums of $20,787,000. The deferred financial asset relating to natural gas instruments of $24,292,000 at December 31, 2008 represents a gain position of $41,953,000 less the related deferred premiums of $17,661,000.

The following table summarizes the fair value as at December 31, 2008 and change in fair value for the period ended December 31, 2008. The fair values indicated below are determined using observable market data including price quotations in active markets.

	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity		Commodity Derivative Instruments
($ thousands)	Swaps	Swaps	Swaps		Swaps		Oil		Gas		Total

Deferred financial (credits)/assets, at the beginning of period	$(226)	$(89,439)	$(425)		$451		$(56,783)	(1)	$8,083	(2)	$(138,339)
Change in fair value (credits)/asset	(9,825) (3)	73,098 (4)	7,282	(5)	(103)	(6)	153,424	(7)	16,209	(7)	240,085

Deferred financial (credits)/assets, end of period	$(10,051)	$(16,341)	$6,857		$348		$96,641		$24,292		$101,746

Balance sheet classification:
Current (liability)/asset	$–	$–	$–		$348		$96,641		$24,292		$121,281
Non-current (liability)/asset	$(10,051)	$(16,341)	$6,857		$–		$–		$–		$(19,535)

(1)
Includes the Focus opening credit balance at February 13, 2008 of $4,295.
(2)
Includes the Focus opening credit balance at February 13, 2008 of $1,624.
(3)
Recorded in interest expense.
(4)
Recorded in foreign exchange expense (gain of $45,539) and interest expense (gain of $27,559).
(5)
Recorded in foreign exchange expense.
(6)
Recorded in operating expense.
(7)
Recorded in commodity derivative instruments (see below).

54      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

The following table summarizes the income statement effects of commodity derivative instruments:

($ thousands)	2008	2007

Gain/(loss) due to change in fair value	$169,633	$(66,393)
Net realized cash (losses)/gain	(103,199)	13,552

Commodity derivative instruments gain/(loss)	$66,434	$(52,841)

(d) Risk Management

The Fund is exposed to a number of financial risks including market, counterparty credit and liquidity risk. Risk management policies have been established by the Fund's Board of Directors to assist in managing a portion of these risks, with the goal of protecting earnings, cash flow and unitholder value.

i. Market Risk

Market risk is comprised of commodity price risk, currency risk and interest rate risk.

Commodity Price Risk

The Fund is exposed to commodity price fluctuations as part of its normal business operations, particularly in relation to its crude oil and natural gas sales. The Fund manages a portion of these risks through a combination of financial derivative and physical delivery sales contracts. The Fund's policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties. The Fund's outstanding commodity derivative contracts as at February 18, 2009 are summarized below:

Crude Oil Instruments:

Enerplus has entered into the following financial option contracts to reduce the impact of a downward movement in crude oil prices. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2008 the fair value of these contracts represented an asset of $96,641,000 and the change in fair value of these contracts during 2008 represented an unrealized gain of $153,424,000.

The following table summarizes the Fund's crude oil risk management positions at February 18, 2009:

		WTI US$/bbl
	Daily Volumes bbls/day	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps

Term
January 1, 2009 – December 31, 2009
Put	1,400	–	$122.00	–	–
Put	1,000	–	$120.00	–	–
Put	500	–	$116.00	–	–
Collar	850	$100.00	$85.00	–	–
Collar	1,000	–	$92.00	$79.00	–
3-Way option	1,000	$85.00	$70.00	$57.50	–
3-Way option	1,000	$95.00	$79.00	$62.00	–
Swap	500	–	–	–	$100.05

Natural Gas Instruments:

Enerplus has certain financial contracts outstanding as at February 18, 2009 on its natural gas production that are detailed below.

These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2008 the fair value of these contracts represented an asset of $24,292,000 and the change in fair value of these contracts during 2008 represented an unrealized gain of $16,209,000.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      55

The following table summarizes the Fund's natural gas risk management positions at February 18, 2009:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Purchased Call	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps

Term
January 1, 2009 – March 31, 2009
Put	4.7	–	–	$11.34	–	–
Put	4.7	–	–	$11.61	–	–
Put	4.7	–	–	$9.50	–	–
Call	5.7	$9.50	–	–	–	–
Collar	3.8	–	$9.50	$8.44	–	–
Collar	1.9	–	$9.50	$8.44	–	–
Collar	4.7	–	–	$8.97	$7.39	–
Collar	4.7	–	–	$8.97	$7.39	–
3-Way option	5.7	–	$10.71	$7.91	$5.80	–
3-Way option	1.9	–	$10.55	$8.44	$6.33	–
3-Way option	5.7	–	$10.71	$8.44	$6.33	–
3-Way option	14.2	–	$12.45	$8.97	$7.39	–
Swap	2.8	–	–	–	–	$9.42
Swap	2.8	–	–	–	–	$9.28
Swap	2.8	–	–	–	–	$9.34
April 1, 2009 – October 31, 2009
Put	9.5	–	–	$8.44	–	–
Put(1)	14.2	–	–	$7.70	–	–
Put(1)	2.8	–	–	$7.78	–	–
Put(1)	4.7	–	–	$7.87	–	–
Put(1)	4.7	–	–	$7.72	–	–
Collar	2.8	–	–	$9.23	$7.65	–
Collar	2.8	–	–	$9.50	$7.91	–
Collar	5.7	–	–	$9.60	$7.91	–
Swap	3.8	–	–	–	–	$7.86
April 1, 2009 – October 31, 2010
Swap(1)	23.7	–	–	–	–	$7.33
November 1, 2009 – March 31, 2010
Put(1)	9.5	–	–	$8.97	–	–
Put(1)	2.8	–	–	$9.07	–	–
Put(1)	9.5	–	–	$9.06	–	–
Call(1)	4.7	–	$12.13	–	–	–
2009 – 2010
Physical	2.0	–	–	–	–	$2.67

(1)
Financial contracts entered into during the fourth quarter of 2008.

The following sensitivities show the impact to after-tax net income of the respective changes in forward crude oil and natural gas prices as at December 31, 2008 on the Fund's outstanding commodity derivative contracts at that time with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward prices	25% increase in forward prices

Crude oil derivative contracts	$19,157	$(19,839)
Natural gas derivative contracts	$29,565	$(27,481)

56      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

Electricity Instruments:

The Fund has entered into electricity swaps that fix the price of electricity. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2008 the fair value of these contracts represented an asset of $348,000 and the change in fair value of these contracts during 2008 represented an unrealized loss of $103,000.

Unrealized gains or losses resulting from changes in fair value along with realized gains or losses on settlement of the electricity contracts are recognized as operating costs.

The following table summarizes the Fund's electricity management positions at February 18, 2009.

Term	Volumes MWh	Price CDN$/MWh

January 1, 2009 – December 31, 2009	4.0	$74.50
January 1, 2009 – December 31, 2010	4.0	77.50

Currency Risk

The Fund is exposed to currency risk in relation to its U.S. dollar cash balances and U.S. dollar denominated senior unsecured notes. The Fund generally maintains a minimal amount of U.S. dollar cash and manages the currency risk relating to the senior unsecured notes through the currency derivative instruments that are detailed below.

Cross Currency Interest Rate Swap ("CCIRS")

Concurrent with the issuance of the US$175,000,000 senior notes on June 19, 2002, the Fund entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%.

Foreign Exchange Swaps

In September 2007 the Fund entered into foreign exchange swaps on US$54,000,000 of notional debt at an average CDN/US foreign exchange rate of 0.98. These foreign exchange swaps mature between October 2011 and October 2015 in conjunction with the principal repayments on the US$54,000,000 senior notes.

The following sensitivities show the impact to after-tax net income of the respective changes in the period end and applicable forward foreign exchange rates as at December 31, 2008, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in $CDN relative to $US	25% increase in $CDN relative to $US

Translation of US$54 million senior notes	$(11,582)	$11,582
Translation of US$175 million senior notes	(38,099)	38,099

Total	$(49,681)	$49,681

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in $CDN relative to $US	25% increase in $CDN relative to $US

Foreign exchange swaps	$9,513	$(9,840)
Cross currency interest rate swap(1)	34,183	(34,186)

Total	$43,696	$(44,026)

(1)
Represents change due to foreign exchange rates only.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      57

Interest Rate Risk

The Fund's cash flows are impacted by fluctuations in interest rates as its outstanding bank debt carries floating interest rates and payments made under the CCIRS are based on floating interest rates. To manage a portion of interest rate risk relating to the bank debt, the Fund has entered into interest rate swaps on $120,000,000 of notional debt at rates varying from 3.70% to 4.61% that mature between June 2011 and July 2013.

If interest rates change by 1%, either lower or higher, on our variable rate debt outstanding at December 31, 2008 with all other variables held constant, the Fund's after-tax net income for a quarter would change by $927,000.

The following sensitivities show the impact to after-tax net income of the respective changes in the applicable forward interest rates as at December 31, 2008, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward interest rates	25% increase in forward interest rates

Interest rate swaps	$(990)	$990
Cross currency interest rate swap(1)	3,451	(3,451)

Total	$2,461	$(2,461)

(1)
Represents change due to interest rates only.

ii. Credit Risk

Credit risk represents the financial loss the Fund would experience due to the potential non-performance of counterparties to our financial instruments. The Fund is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

The Fund mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor a counterparty's credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. The Fund monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Fund's maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets as well as the fair value of its derivative financial assets. At December 31, 2008 approximately 95% of our marketing receivables were with companies considered investment grade or just below investment grade. This level of credit concentration is typical of oil and gas companies of our size producing in similar regions.

At December 31, 2008 approximately $7,453,000 or 5% of our total accounts receivable are aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. The Fund actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production or net paying when the accounts are with joint venture partners. Should the Fund determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If the Fund subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. The Fund's allowance for doubtful accounts balance at December 31, 2008 is $5,352,000 which includes a $2,500,000 provision made during during the year. There were no accounts written off during the year.

iii. Liquidity Risk & Capital Management

Liquidity risk represents the risk that the Fund will be unable to meet its financial obligations as they become due. The Fund mitigates liquidity risk through actively managing its capital, which it defines as long-term debt (net of cash) and unitholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of the business. The Fund strives to balance the portion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, distributions to unitholders, access to capital markets, as well as acquisition and divestment activity.

58      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

Debt Levels

The Fund commonly measures its debt levels relative to its "debt-to-cash flow ratio" which is defined as long-term debt (net of cash) divided by the trailing twelve month cash flow from operating activities. The debt-to-cash flow ratio represents the time period, expressed in years, it would take to pay off the debt if no further capital investments were made or distributions paid and if cash flow from operating activities remained constant.

At December 31, 2008 the debt to cash flow ratio was 0.5x (December 31, 2007 – 0.8x). Enerplus' bank credit facilities and senior debenture covenants carry a maximum debt-to-cash flow ratio of 3.0x including cash flow from acquisitions on a pro-forma basis. Traditionally Enerplus has managed its debt levels such that the debt-to-cash flow ratio has been below 1.5x, which has provided flexibility in pursuing acquisitions and capital projects. Enerplus' five-year history of debt to cash flow is illustrated below:

	2008	2007	2006	2005	2004

Debt-to-Cash Flow Ratio	0.5x	0.8x	0.8x	0.8x	1.1x

At December 31, 2008 Enerplus had additional borrowing capacity of $1,019,112,000 under its $1,400,000,000 bank credit facility. Enerplus does not have any subordinated or convertible debt outstanding at this time.

Capital Spending Plans

In 2009 Enerplus expects to spend approximately $300,000,000 on development capital activities. A portion of this capital spending is considered discretionary. There are limitations to changing the capital spending plans during a year as long project lead times, economies of scale, logistical considerations and partner commitments reduce the ability to adjust or down-size the capital program. Alternatively, the ability to rapidly increase spending may be limited by staff capacity, availability of services and equipment, access to sites, and regulatory approvals.

Distributions to Unitholders

Enerplus distributes a portion of its cash flow to its unitholders every month. These distributions are not guaranteed and the board of directors can change the amount at any time. During periods of sustained commodity price declines, distributions have been reduced. Similarly, in periods of sustained higher commodity prices, distributions have increased. To the extent that cash flow exceeds distributions additional funds are available to reduce debt, invest in capital development programs or finance acquisitions. The less cash required to finance these activities typically means more cash available for distributions and vice versa.

By paying distributions, we effectively earn a tax deduction against the corporate taxes in our underlying subsidiaries and pass along the Canadian tax liability to our unitholders. If distributions are lowered and too much cash flow is retained within the structure there is a risk that tax obligations in the operating entities may be created thereby eroding the flow-through advantage of the trust structure.

Access to Capital Markets

Enerplus relies on both the debt and equity markets to manage its cost of capital and fund future opportunities. There are times when the cost and access to these markets will vary. For example, the ability to issue new equity at a reasonable cost is strongly influenced by the equity market's perceptions of energy prices, macroeconomic factors, and Enerplus' future prospects. Similarly, the ability to increase bank credit or issue debentures is dependent on the overall state of the credit markets, as well as creditors' perceptions of the energy sector and Enerplus' credit quality. We intend to manage our distribution levels and capital spending in order to minimize increases in our debt levels and preserve our balance sheet strength for future acquisitions.

Enerplus currently has an NAIC2 rating on the senior unsecured notes in the U.S. private debt markets.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      59

Acquisition & Divestment Activity

In periods of market uncertainty and volatility, it is important to have a conservative balance sheet and access to capital markets to take advantage of acquisition opportunities as they arise. The Fund attempts to manage its capital in a manner that reflects the likelihood and magnitude of potential acquisitions and/or opportunities to dispose of non-core assets.

Enerplus was successful in disposing of its Joslyn interest during the third quarter of 2008. The net proceeds of $502.0 million were used to repay debt, reinforcing Enerplus' borrowing capacity and enhancing the ability to fund future capital spending and acquisition activity.

Utilization of Bank Credit and Term Debt

It is Enerplus' intention to renew the bank credit facility before or as it comes due. Similarly, Enerplus expects that the senior unsecured notes will be replaced with new notes or bank debt as they become due. Enerplus cannot currently predict with any certainty the terms or rates at which senior unsecured notes or bank debt will be obtained but we expect such terms and rates may be less favourable than current terms. Over the long-term, Enerplus expects to balance short-term credit requirements with bank debt and to look to the term debt markets for longer-term credit support.

13. COMMITMENTS AND CONTINGENCIES

(a) Pipeline Transportation

Enerplus has contracted to transport 143 MMcf/day of natural gas on the TransCanada system in Alberta, 70 MMcf/day on TransGas in Saskatchewan, 48 MMcf/day in B.C. via Spectra, as well as 9 MMcf/day on the Alliance pipeline to the U.S. midwest.

In addition, Enerplus has a contract to transport a minimum of 2,480 bbls/day of crude oil from field locations to suitable marketing sales points within western Canada.

(b) Office Lease

Enerplus has office lease commitments for both its Canadian and U.S. operations that expire in 2014 and 2011 respectively. Annual costs of these lease commitments include rent and operating fees.

(c) Guarantees

(i)
Corporate indemnities have been provided by the Fund to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with the Fund and its subsidiaries and/or affiliates, subject to certain restrictions. The Fund has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of the Fund's subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(ii)
The Fund may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Fund from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Fund's liquidity, consolidated financial position or results of operations.

60      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

Enerplus has the following minimum annual commitments including the Fund's principal maturity analysis for the Fund's non-derivative financial liabilities at December 31, 2008:

		Minimum Annual Commitment Each Year					Total Committed
($ thousands)	Total	2009	2010	2011	2012	2013	after 2013

Accounts Payable(1)	$272,818	$272,818	$–	$–	$–	$–	$–
Distributions payable to unitholders(2)	41,397	41,397	–	–	–	–	–
Bank credit facility	380,888	–	380,888	–	–	–	–
Senior unsecured notes(3)	323,210	–	53,666	64,642	64,642	64,642	75,618
Pipeline commitments	62,747	18,850	11,782	9,091	6,751	5,369	10,904
Processing commitments	25,568	7,578	7,677	7,307	3,006	–	–
Office leases	69,586	8,730	11,736	12,478	12,563	12,563	11,516

Total commitments	$1,176,214	$349,373	$465,749	$93,518	$86,962	$82,574	$98,038

(1)
Accounts payable are generally settled between 30 and 90 days from the balance sheet date.
(2)
Distributions payable to unitholders are paid on the 20th day of the month following the balance sheet date.
(3)
Includes the economic impact of derivative instruments directly related to the senior unsecured notes (CCIRS and foreign exchange swap – see Note 12).

In addition, the Fund is involved in claims and litigation arising in the normal course of business. The resolution of these claims is uncertain and there can be no assurance they will be resolved in favour of the Fund; however, management believes the resolution of these matters would not have a material adverse impact on the Fund's liquidity, consolidated financial position or results of operations.

14. GEOGRAPHICAL INFORMATION

As at December 31, 2008 ($ thousands)	Canada	U.S.	Total

Oil and gas revenue	$1,968,865	$363,019	$2,331,884
Capital assets	4,552,483	694,515	5,246,998
Goodwill	451,120	182,903	634,023

As at December 31, 2007 ($ thousands)	Canada	U.S.	Total

Oil and gas revenue	$1,252,413	$286,740	$1,539,153
Capital assets	3,293,413	579,405	3,872,818
Goodwill	47,532	147,580	195,112

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      61

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Fund's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Fund's consolidated statements differ from U.S. GAAP as follows:

The application of U.S. GAAP would have the following effects on net income as reported:

($ thousands)	2008	2007

Net income as reported in the Consolidated Statement of Income – Canadian GAAP	$888,892	$339,691
Adjustments:
Impairment of property, plant and equipment (Note (a))	(1,404,343)	–
Depletion, depreciation, amortization and accretion (Note (a))	58,065	60,749
Capitalized interest (Note (b))	3,631	5,039
Compensation expense (Note (c))	8,350	14,944
Income tax recovery/(expense) of adjustments above and impact of changes in tax rates	340,411	(79,010)

Net (loss)/income – U.S. GAAP	$(104,994)	$341,413

Other comprehensive income/(loss) as reported in the Consolidated Statement of Comprehensive Income – Canadian GAAP	$157,333	$(114,660)

Other comprehensive income/(loss) – U.S. GAAP	$157,333	$(114,660)

Comprehensive income – U.S. GAAP	$52,339	$226,753

Net (loss)/income per trust unit
Basic	$(0.65)	$2.67
Diluted	$(0.65)	$2.67
Weighted average number of trust units outstanding
Basic	160,589	127,691
Diluted	160,641	127,846

Deficit:
Balance, beginning of year – U.S. GAAP	$(2,102,097)	$(3,015,590)
Net (loss)/income – U.S. GAAP	(104,994)	341,413
Change in redemption value (Note (d))	2,460,865	1,218,915
Cash distributions	(786,138)	(646,835)

Balance, end of year – U.S. GAAP	$(532,364)	$(2,102,097)

Accumulated other comprehensive income/(loss):
Balance, beginning of year – U.S. GAAP	$(108,727)	$5,933
Other comprehensive income/(loss)	157,333	(114,660)

Balance, end of year – U.S. GAAP	$48,606	$(108,727)

Reconciliation of Accumulated Other Comprehensive (loss)/income:

As at December 31 ($ thousands)	2008	2007

Unamortized portion of former cash flow hedges, nil (2007 – loss of $92, net of tax of $19)	$–	$(73)
Unrealized gain on available for sale securities, nil (2007 – $4,618 net of tax of $1,039)	–	3,579
Cumulative translation adjustment	48,606	(112,233)

Accumulated other comprehensive (loss)/income	$48,606	$(108,727)

62      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

($ thousands)	Canadian GAAP	Increase/ (Decrease)	U.S. GAAP

December 31, 2008
Assets:
Property, plant and equipment, net (Notes (a)(b))	$5,246,998	$(1,911,412)	$3,335,586
Liabilities:
Trust unit rights liability (Note (c))	$–	$1,096	$1,096
Future income taxes/Deferred income taxes	679,019	(462,413)	216,606
Unitholders' mezzanine equity (Note (d))	–	3,372,406	3,372,406
Unitholders' Equity:
Unitholders' capital (Note (d))	$5,451,736	$(5,451,736)	$–
Contributed surplus (Note (c))	19,600	(19,600)	–
Deficit (Note (d))	(1,181,199)	648,835	(532,364)

December 31, 2007
Assets:
Property, plant and equipment, net (Notes (a)(b))	$3,872,818	$(568,765)	$3,304,053
Liabilities:
Trust unit rights liability (Note (c))	$–	$4,764	$4,764
Future income taxes/Deferred income taxes	304,259	(122,002)	182,257
Unitholders' mezzanine equity (Note (d))	–	4,399,297	4,399,297
Unitholders' Equity:
Unitholders' capital (Note (d))	$4,020,228	$(4,020,228)	$–
Contributed surplus (Note (c))	12,452	(12,452)	–
Deficit (Note (d))	(1,283,953)	(818,144)	(2,102,097)

(a) Property, Plant and Equipment and Depletion, Depreciation, Amortization and Accretion

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proved reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproved properties. Under Canadian GAAP, impairment exists when the carrying amount of the Fund's PP&E exceeds the estimated undiscounted future net cash flows associated with the Fund's proved reserves. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Fund's proved and probable reserves are charged to income.

As at December 31, 2008, the application of the impairment test under U.S. GAAP resulted in a write down of $1,404,343,000 ($1,076,429,000 net of tax) of capitalized costs. There was no impairment of capitalized costs under Canadian GAAP as at December 31, 2008. The application of the impairment tests under Canadian and U.S. GAAP did not result in an impairment of capitalized costs in 2007.

Where the amount of impairment under Canadian GAAP differs from the amount of the impairment under U.S. GAAP, the charge for DDA&A will differ in subsequent years. Historically the Fund's U.S. GAAP impairments have exceeded the Canadian GAAP impairments, resulting in lower U.S. GAAP DDA&A charges compared to Canadian GAAP DDA&A charges. A U.S. GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices and costs. For the year ended December 31, 2008 DDA&A calculated under U.S. GAAP was $58,065,000 ($44,507,000 net of tax) lower than DDA&A calculated under Canadian GAAP. For the year ended December 31, 2007 DDA&A calculated under U.S. GAAP was $60,749,000 ($49,438,000 net of tax) lower than DDA&A calculated under Canadian GAAP.

ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY      63

(b) Interest Capitalization

U.S. GAAP requires interest expense to be capitalized for development projects that have not reached commercial production. A U.S. GAAP difference exists as there is not a similar requirement under Canadian GAAP. For the year ended December 31, 2008 the Fund capitalized interest of $3,631,000 ($2,783,000 net of tax) (2007 – $5,039,000, $4,101,000 net of tax) related to projects under development.

(c) Unit-based Compensation

A U.S. GAAP difference exists as rights granted under our rights plan are considered liability awards for U.S. GAAP and equity awards under Canadian GAAP. The distinction between a liability award and an equity award has an impact on the related accounting treatment.

Under Canadian GAAP rights are accounted for using the fair value method for an equity award. Under this method, the fair value of the right is determined using a binomial lattice option–pricing model on the grant date and is not subsequently remeasured. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

Under U.S. GAAP rights are accounted for using the fair value method for a liability award. Under this method, the trust unit rights liability is calculated based on the rights fair value determined using a binomial lattice option-pricing model at each reporting date until the date of settlement. The compensation cost for each period is based on the change in the fair value of the rights for each reporting period. When rights are exercised, the proceeds, together with the amount recorded as a trust unit rights liability, are recorded to mezzanine equity.

The following assumptions were used to arrive at the estimate of fair value as at December 31 for each the respective years:

	2008	2007

Dividend yield	19.34%	13.02%
Volatility	40.82%	26.47%
Risk-free interest rate	1.61%	3.96%
Forfeiture rate	7.30%	6.20%
Right's exercise price reduction	$2.01	$1.84

The weighted average grant date fair value of trust unit rights granted in 2008 was $3.91 per trust unit right (2007 – $5.54). The total intrinsic value of trust unit rights exercised during 2008 was $2,314,000 (2007 – $3,025,000).

As at December 31, 2008 2,024,000 trust unit rights were exercisable at a weighted average reduced exercise price of $46.44 with a weighted average remaining contractual term of 3.4 years, giving an aggregate intrinsic value of $nil. As at December 31, 2007, 1,635,000 trust unit rights were exercisable at a weighted average reduced exercise price of $44.84 with a weighted average remaining contractual term of 3.8 years, giving an aggregate intrinsic value of $3,670,000.

The following chart details the U.S. GAAP differences related to our trust unit rights plan for the years ended December 31, 2008 and 2007.

	2008			2007
($ thousands)	CDN GAAP	U.S. GAAP	Difference	CDN GAAP	U.S. GAAP	Difference

Compensation expense (recovery)	$6,996	$(1,354)	$(8,350)	$8,435	$(6,509)	$(14,944)
Contributed Surplus	$19,600	$–	$(19,600)	$12,452	$–	$(12,452)
Trust unit rights liability	$–	$1,096	$1,096	$–	$4,764	$4,764

(d) Unitholders' Mezzanine Equity

A U.S. GAAP difference exists as a result of the redemption feature in the Fund's trust units including the equivalent limited partnership units, which is required for the Fund to retain its Canadian mutual fund trust status. The trust units are redeemable at the option of the holder for approximately 85% of the current trading price. The amount of trust units that are redeemable for cash is limited to $500,000 in any two consecutive months. Any redemption in excess of the limit may be honored with promissory notes or other investments of the Fund. For Canadian GAAP, the trust units are considered to be permanent equity and are presented as unitholders' capital. Under U.S. GAAP, the

64      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

redemption feature of the trust units excludes them from classification as permanent equity and results in the trust units being classified as mezzanine equity.

For U.S. GAAP the Fund has recorded unitholders' mezzanine equity in the amount of $3,372,406,000 for 2008 (2007 – $4,399,297,000), which represents the estimated redemption value of the trust units including the equivalent limited partnership units at 85% of the year-end market price. In addition, the Fund has recognized a deficit of $532,364,000 for 2008 (2007 – $2,102,097,000) resulting from eliminating unitholders' capital and replacing it with unitholders' mezzanine equity at redemption value. Changes in unitholders' mezzanine equity in excess of trust units issued, net of redemptions, net income and cash distributions in any period are recognized as charges to the deficit.

(e) FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes Disclosures

In June 2006 the FASB issued FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Fund adopted this standard on January 1, 2007.

As a multinational entity, we are subject to taxation in several jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations.

An unrecognized tax benefit is defined as the difference between tax positions taken in a tax return and amounts recognized in the financial statements. Prior to 2007, the tax benefits associated with tax uncertainties, if any, were recognized to the extent it was more likely than not that they would be realized. The implementation of FIN 48 did not impact these amounts.

Pursuant to FIN 48, each year we review the balance of estimated tax liabilities and we determine whether the recognition and measurement criteria of FIN 48 have changed. Where the criteria are no longer met, we reverse the liability and recognize a tax recovery during that period. In addition, where the filing positions taken in the current year do not meet the measurement criteria, we will record a liability and recognize a tax expense.

In accordance with our accounting policy, we recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of Interest expense on the Consolidated Statements of Income.

The following table summarizes the activity related to our unrecognized tax benefits for 2007 and 2008:

($ thousands)	2008	2007

Balance, beginning of year	$1,600	$1,500
Tax benefits recognized	(790)	–
Interest	(110)	100

Balance, end of year	$700	$1,600

None of the balance of unrecognized tax benefits as at December 31, 2008, if recognized, would affect the effective tax rate. We do not expect that any of the unrecognized tax benefits will be recognized in the next twelve months.

In most cases any uncertain tax positions are related to taxation years that remain subject to examination by the relevant taxable authorities. The open taxation years for which no examination has been initiated or the examination is in progress is 2001 onward for Canada and 2004 onward for the United States.

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(f) Additional Disclosures Required under U.S. GAAP

i. The components of accounts receivable are as follows:

As at December 31 ($ thousands)	2008	2007

Oil & Gas Sales and Accruals	$63,109	$96,150
Joint Venture	66,155	49,879
Other	39,240	1,562
Less: Allowance for Doubtful Accounts	(5,352)	(1,989)

	$163,152	$145,602

ii. The components of accounts payable are as follows:

As at December 31 ($ thousands)	2008	2007

Contractors and Vendors	$83,548	$118,203
Accrued Liabilities	189,270	151,172

	$272,818	$269,375

iii. Net Oil and Gas Sales

Under U.S. GAAP oil and gas sales are presented net of royalties.

For the year ended December 31 ($ thousands)	2008	2007

Oil and Gas Sales	$2,331,884	$1,539,153
Royalties	(429,943)	(285,148)

Net Oil and Gas Sales	$1,901,941	$1,254,005

iv. Consolidated Cash Flows:

The consolidated statements of cash flows prepared in accordance with Canadian GAAP present operating cash flow before changes in non-cash working capital items. This sub-total cannot be presented under U.S. GAAP.

The following chart details the changes in non-cash working capital:

($ thousands)	2008	2007

Accounts Receivable	$(17,550)	$29,852
Other current	2,590	342
Accounts Payable	3,443	(14,911)
Distributions Payable to Unitholders	(13,125)	2,799
Other	(9,977)	2,526

Total Change in non-cash working capital	$(34,619)	$20,608
Relating to:
Operating Activities	$(19,876)	$38,855
Financing Activities	(13,125)	2,799
Investing Activities	(1,618)	(21,046)

	$(34,619)	$20,608

v. Business Combination:

On February 13, 2008 we closed the acquisition of Focus. U.S. GAAP requires supplemental information on a pro forma basis for the current and preceding year as though the business combination had been completed at the beginning of each year.

66      ENERPLUS RESOURCES 2008 FINANCIAL SUMMARY

The following unaudited pro forma results are based on U.S. GAAP revenues, net (loss)/income and net (loss)/income per trust unit adjusted as if the Focus acquisition occurred on January 1 of each year. These results are not necessarily indicative of actual results or future performance.

For the year ended December 31 ($ thousands)	2008	2007

Revenues	$2,015,389	$1,531,778
Net (loss)/income	$(113,160)	$376,869
Net (loss)/income per trust unit – Basic ($/unit)	$(0.69)	$2.33
Net (loss)/income per trust unit – Diluted ($/unit)	$(0.69)	$2.33

U.S. Pronouncements

The following accounting pronouncements have been adopted as of January 1, 2008:

Financial Accounting Standards Board ("FASB") SFAS 157 – Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures on fair value measurements. SFAS No. 157 did not modify the Fund's methodologies for measuring fair value and does not impact the U.S. GAAP reconciliation.

Future accounting pronouncements:

FASB Statement 141(R) – Business Combinations. SFAS No. 141(R) seeks to increase reliance on fair value in business combinations. Assets acquired and liabilities assumed will need to be fair valued at the acquisition date and acquisition related costs are to be expensed by the acquirer. SFAS No. 141(R) also expands disclosure on business combinations and applies prospectively to business combinations. For the Fund, SFAS No. 141(R) is effective as of January 1, 2009.

FASB Statement 160 – Noncontrolling Interests in Consolidated Financial Statements – an amendment to Accounting Research Bulletin No. 51. SFAS No. 160 requires that noncontrolling interest in a subsidiary be reported as equity in the consolidated financial statements. For the Fund, SFAS No. 160 is effective as of January 1, 2009.

FASB Statement 161 – Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133. SFAS No. 161 seeks to enhance disclosures on derivatives and hedging activities and the related accounting treatment. For the Fund, SFAS No. 161 is effective as of January 1, 2009.

United States Securities and Exchange Commission ("SEC") – Modernization of Oil and Gas Reporting. The SEC updated its oil and gas reporting requirements and related rules effective for January 1, 2010. The new rules include changes to pricing where a twelve-month average price would be used compared to the single-day closing price currently being used. Oil and gas activities would be expanded to include non-traditional sources of reserves and allow disclosure of probable and possible reserves. The adoption of the new rules is not expected to materially impact the Fund.

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  EXHIBIT 99.2